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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2005

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

Contact:

Gil Trotino

VP, WW Marketing

Magic Software Enterprises

(949) 250-1718 X299

gtrotino@magicsoftware.com

Miskolc City Transport Uses Magic’s iBOLT to Integrate Municipal Transport

Houten, The Netherlands, (March 29, 2005), Magic Software Enterprises (Nasdaq: MGIC) a leading provider of state-of- the-art integration and development technology, announced today that Miskolc City Transport, Hungary, has selected Magic’s iBOLT software suite for a major integration project.

Miskolc, Hungary’s industrial center and the nation’s second largest city, relies heavily on its transportation system. Miskolc City Transport operates buses and tramlines,  and is planning to enhance and expand its services in the region. With this significant IT investment, the company will improve its level of customer service and better manage its information systems.

A longtime user of Magic’s eDeveloper to support company-wide systems and applications, Miskolc City Transport has endured slow, paper-based internal communications, resulting in costly errors in their customer service and other departments. In an effort to forge ahead and become a business-driven company, they designed an integration approach with Magic’s iBOLT software. Coupled with the technical support from Magic Hungary, Miskolc City Transport’s technology took a dramatic leap towards faster, more reliable internal information flow.

“We have a definite need to modernize our entire IT infrastructure and to update our standards.  With Magic’s iBOLT suite, we can easily design a business driven, service oriented company, one that will strengthen customer service and support,” commented Dr. Gáll Ildikó, IT and Control Manager at Miskolc City Transport.

”We are pleased to have been chosen by Miskolc City Transport to enhance their internal operations,” said Regev Yativ, Managing Director of Magic Software EMEA . ”Miskolc realized the importance,advantages and versatility offered by our iBOLT solution. With the inception of iBOLT, Miskolc will quickly become a real-time organization, with its operations and logistics supported by a new and improved integrated system.”

About Magic Software Enterprises
Magic Software Enterprises, a subsidiary of Formula Systems (Nasdaq: FORTY), develops, markets and supports software development, deployment and integration technology that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems. Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries. The Company's North American subsidiary is located at 17310 Redhill Avenue #270, Irvine, CA 92614-5637, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404, http://www.magicsoftware.com.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Menachem Hasfari

Menachem Hasfari

Chief Executive Officer

Date: March 29, 2005